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                             VERTEX AEROSPACE, INC.
                           555 Industrial Drive South
                           Madison, Mississippi 39110
                               Tel: (601) 607-6200


                                             July 1, 2003


VIA EDGAR TRANSMISSION
Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

         RE:      REGISTRATION STATEMENT ON FORM S-1
                  REGISTRATION NO. 333 - 89244
                  APPLICATION TO WITHDRAW REGISTRATION STATEMENT

Ladies and Gentlemen:

         Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "1933 Act"), submitted electronically via the EDGAR system, Vertex Aerospace, Inc., a Delaware corporation (the "Company"), hereby requests the withdrawal of the Company's Registration Statement on Form S-1 (Registration
No.: 333 - 89244) originally filed with the Securities and Exchange Commission (the "SEC") on May 28, 2002, and as amended (the "Registration Statement").

         The Company has determined that market conditions since that filing have not been favorable for such an offering and therefore the offering should not proceed. No securities were sold in connection with the Registration Statement. The Company respectfully requests, that in accordance with the provisions of Rule 477(a) under the 1933 Act, the SEC issue an order granting the desired withdrawal of the Registration Statement.

         If you have any questions or comments with respect to this withdrawal request, please contact either the Company's general counsel, Steven Sinquefield (Telephone: (601) 607-6200), its outside counsel, Alan Rice of Winston & Strawn at 200 Park Avenue, New York, New York 10166 (Telephone: (212) 294-6700) or the undersigned, at the address or telephone number set forth above.

                                    Very truly yours,

                                    Vertex Aerospace, Inc.


                                    By: /s/ DANIEL A. GRAFTON
                                       ---------------------------------
                                       Daniel A. Grafton